Exhibit 99.2

Annual General Meeting in Forward Pharma A/S

PROXY/VOTING BY CORRESPONDENCE FORM

for use at the annual general meeting in Forward Pharma A/S on Thursday 27 May 2021 at 2:00 pm (CET).

Name: ________________________________

Address: ________________________________

(Please use CAPITAL LETTERS)

I/we hereby authorise by proxy/submit written votes (voting by correspondence) in accordance with the indications below:

Please check off field A), B), C) or D):

A) ☐ Proxy is granted to a named third party ***(deadline Wednesday 26 May 2021 end of day (CET))***:

Name: ________________________________

Address: ________________________________

(Please use CAPITAL LETTERS)

or

B) ☐ Proxy is granted to the board of directors (with a right of substitution) to vote in accordance with the board of directors' proposals as set out in the table below ***(deadline Wednesday 26 May 2021 end of day (CET))***.

or

C) ☐ Check-the-box Proxy is granted to the board of directors (with a right of substitution) to vote as stated below. Please check off the boxes "FOR", "AGAINST" or "ABSTAIN" to indicate your vote ***(deadline Wednesday 26 May 2021 end of day (CET))***.

or

D) ☐ Written votes (voting by correspondence) are submitted as stated below. Written votes cannot be withdrawn. Please check off the boxes "FOR", "AGAINST" or "ABSTAIN" to indicate your vote ***(deadline Wednesday 26 May 2021 end of day (CET))***.

Agenda
The complete agenda is included in the notice to convene the annual general meeting.

If the votes attaching to a shareholder's shares are cast differently in relation to a specific agenda item, this shall be indicated in the table below.

2 AGENDA ITEMS FOR AGAINST ABSTAIN R EC O MME N DA TI O N FROM THE BOARD (a) The board of director’s report on the company’s activities in the past financial year (b) Adoption of the audited annual report 2019 FOR (Indicate votes if cast differently (no. of shares)): (c) The result for the accounting year 2020 according to the adopted annual report be carried forward by transfer to the next financial year FOR (Indicate votes if cast differently (no. of shares)): (d) Discharge of the board of directors and the management board FOR (Indicate votes if cast differently (no. of shares)): (e) Election of members to the board of directors (see below) (1) Florian Schönharting FOR (Indicate votes if cast differently (no. of shares)): (2) Duncan Charles McNaught Moore FOR (Indicate votes if cast differently (no. of shares)): (3) Torsten Goesch FOR (Indicate votes if cast differently (no. of shares)): (4) Grant Hellier Lawrence FOR (Indicate votes if cast differently (no. of shares)): (5) Jakob Mosegaard Larsen FOR (Indicate votes if cast differently (no. of shares)): (f) Re - election of EY Godkendt Revisionspartnerselskab as auditor FOR (Indicate votes if cast differently (no. of shares)):

3 (g) Any proposals from the board of directors or shareholders (h) Any other business The proxy applies to all business being transacted at the annual general meeting . In the event that new proposals are submitted, including amendments or proposals for election of members to the board of directors or auditor, that are not on the agenda, the proxy holder will vote on your behalf according to his/her best belief . Written votes (voting by correspondence) will be taken into account if a new or an amended proposal is substantially the same as the original . If the form is only dated and signed, it will be considered a proxy to the board of directors to vote in accordance with the recommendations of the board of directors as stated above . If the form is only partially completed, votes will be cast in accordance with the recommendations of the board of directors as stated above with respect to the non - ticked off boxes . The proxy/voting by correspondence is valid for the number of shares that the undersigned holds on the record date, Thursday 20 May 2021 end of day (CET), as calculated based on (i) the number of shares registered in the company’s register of shareholders and (ii) notifications of ownership received by the company but not yet registered in the company’s register of shareholders . Date : ____________ 2021 N am e : Title: N am e : Title: The dated and signed form, if used as a proxy (box A - C above) or for written votes (voting by correspondence) (box D above), must reach Forward Pharma A/S no later than Wednesday 26 May 2021 end of day (CET) , either by email (cbs@forward - pharma . com) or by ordinary mail .

Ordinær generalforsamling i Forward Pharma A/S

FULDMAGTS-/BREVSTEMMEFORMULAR

til brug ved den ordinære generalforsamling i Forward Pharma A/S torsdag den 27. maj 2021, kl. 14.00.

Navn: ______________________________

Adresse: ______________________________

(Benyt venligst BLOKBOGSTAVER)

Jeg/vi bemyndiger hermed ved fuldmagt/afgiver skriftlig stemme (brevstemme) som angivet nedenfor:

Sæt kryds i rubrik A), B), C) eller D):

A) ☐ Fuldmagt gives til navngiven tredjemand: ***(senest onsdag den 26. maj 2021)***:

Navn: ______________________________

Adresse: ______________________________

(Benyt venligst BLOKBOGSTAVER)

eller

B) ☐ Fuldmagt gives til bestyrelsen (med substitutionsret) til at stemme i overensstemmelse med bestyrelsens anbefalinger som anført nedenfor ***(senest onsdag den 26. maj 2021).***

eller

C) ☐ Fuldmagt gives til bestyrelsen (med substitutionsret) til at stemme i overensstemmelse med afkrydsningen nedenfor. Sæt venligst kryds i rubrikkerne "FOR", "IMOD" eller "UNDLAD" for at angive din stemme ***(senest onsdag den 26. maj 2021).***

eller

D) ☐ Skriftlig stemme (brevstemme) afgives som anført nedenfor. Skriftlige stemmer kan ikke tilbagekaldes. Sæt venligst kryds i rubrikkerne "FOR", "IMOD" eller "UNDLAD" for at angive din stemme ***(senest onsdag den 26. maj 2021).***

Dagsorden
Den fulde ordlyd af dagsordenen fremgår af indkaldelsen til den ordinære generalforsamling.

Hvis stemmerne knyttet til en aktionærs aktier afgives forskelligt i relation til et specifikt dagsordenspunkt, skal dette angives i oversigten nedenfor.

PUNKTER PÅ DAGSORDENEN	FOR	IMOD	UNDLAD	BESTYRELSENS ANBEFALING
(a) Bestyrelsens beretning om selskabets virksomhed i det forløbne regnskabsår				
(b) Godkendelse af revideret årsrapport for 2020	☐	☐	☐	FOR
(Angiv stemmer hvis afgivet forskelligt (antal aktier)):				
(c) Resultat i henhold til den godkendte årsrapport for regnskabsåret 2020 overføres til næste år	☐	☐	☐	FOR
(Angiv stemmer hvis afgivet forskelligt (antal aktier)):				
(d) Meddelelse af decharge til bestyrelsen og direktionen	☐	☐	☐	FOR
(Angiv stemmer hvis afgivet forskelligt (antal aktier)):				
(e) Valg af medlemmer til bestyrelsen (se nedenfor)				
(1) Florian Schönharting	☐		☐	FOR
(Angiv stemmer hvis afgivet forskelligt (antal aktier)):				
(2) Duncan Charles McNaught Moore	☐		☐	FOR
(Angiv stemmer hvis afgivet forskelligt (antal aktier)):				
(3) Torsten Goesch	☐		☐	FOR
(Angiv stemmer hvis afgivet forskelligt (antal aktier)):				
(4) Grant Hellier Lawrence	☐		☐	FOR
(Angiv stemmer hvis afgivet forskelligt (antal aktier)):				
(5) Jakob Mosegaard Larsen	☐		☐	FOR
(Angiv stemmer hvis afgivet forskelligt (antal aktier)):				
(f) Genvalg af EY Godkendt Revisionspartnerselskab som revisor	☐		☐	FOR
(Angiv stemmer hvis afgivet forskelligt (antal aktier)):				
(g) Eventuelle forslag fra bestyrelse og aktionærer				

2

3 (h) Eventuelt Fuldmagten gælder for alle punkter, som bliver behandlet på generalforsamlingen . Hvis der fremsættes nye forslag, herunder ændringsforslag eller forslag til valg af medlemmer til bestyrelsen eller revisor, der ikke fremgår af dagsordenen, afgiver fuldmagtshaveren stemme på dine vegne ud fra sin bedste overbevisning . Skriftlige stemmer (brevstemmer) vil blive medregnet, hvis et nyt eller ændret forslag i det væsentlige er det samme som det oprindelige . Hvis formularen kun er dateret og underskrevet, vil den blive betragtet som en fuldmagt til bestyrelsen til at stemme i overensstemmelse med bestyrelsens anbefalinger angivet ovenfor . Hvis formularen kun er delvist udfyldt, vil stemmerne blive afgivet i overensstemmelse med bestyrelsens anbefalinger angivet ovenfor i relation til de rubrikker, der ikke er krydset af . Fuldmagten/brevstemmen er gyldig for det antal aktier, som undertegnede ejer ved udløbet af registreringsdatoen, torsdag den 20 . maj 2021 , beregnet på baggrund af (i) antallet af aktier registreret i selskabets ejerbog samt (ii) eventuelle meddelelser om ejerforhold, som selskabet har modtaget, men som endnu ikke er indført i ejerbogen . Dato : ____________ 2021 N a v n : Titel: N a v n : Titel: Anvendes den daterede og underskrevne formular som en fuldmagt (rubrikkerne A - C ovenfor) eller til at afgive skriftlig stemme (brevstemme) (rubrik D ovenfor) skal den være Forward Pharma A/S i hænde senest ved udløbet af onsdag den 26 . maj 2021 enten pr . e - mail (cbs@forward - pharma . com) eller alm . post .